Exhibit 99.20

News Release

THERATECHNOLOGIES ANNOUNCES US$50 MILLION BOUGHT DEAL

OFFERING OF 5.75% CONVERTIBLE UNSECURED SENIOR NOTES

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Montreal, Canada – May 30, 2018 – Theratechnologies Inc. (TSX: TH) announced today that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets pursuant to which the underwriters have agreed to purchase from the company and sell to the public US$50,000,000 aggregate principal amount of convertible unsecured senior notes due June 30, 2023 (the “Notes”) at a price of US$1,000 per Note (the “Offering”). The underwriters will also have the option to purchase up to an additional US$7,500,000 aggregate principal amount of Notes to cover over-allotments, if any, and for market stabilization purposes, during the 30 days following the closing of the Offering (the “Over-Allotment Option”).

The Notes will be direct, senior, unsecured obligations of Theratechnologies and will bear interest at a rate of 5.75% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on December 31, 2018. The Notes will be convertible at the holder’s option into common shares of the company at a conversion price of US$14.85 per common share, representing a conversion rate of 67.3401 common shares per US$1,000 principal amount of Notes.

The Notes will not be redeemable by Theratechnologies prior to June 30, 2021. On or after June 30, 2021 and prior to the maturity date, the Notes may be redeemed by the company, in whole or in part from time to time, on not more than 60 days and not less than 40 days prior notice at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided that the volume-weighted average trading price of the company’s common shares on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 130% of the conversion price.

Theratechnologies intends to use the net proceeds of the Offering to fund payments totaling US$23,850,000 due under the Third Amendment of the EMD Serono Termination Agreement, the approval and commercialization of Trogarzo™ in Europe and other jurisdictions and for other general corporate purposes, including potential acquisitions in the execution of its business plan.

The Notes will be offered by way of a short form prospectus in all of the provinces of Canada and may also be offered by way of private placement in the United States.

Closing of the Offering is expected to occur on or about June 19, 2018, and is subject to the receipt of all required regulatory approvals including that of Toronto Stock Exchange.

The Notes and the common shares issuable upon the conversion or redemption of the Notes have not been registered under the U.S. Securities Act of 1933, as amended. Accordingly, the Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933 and other applicable securities laws

This news release shall not constitute an offer to sell or the solicitation of an offer to buy in any jurisdiction, nor shall there be any offer, solicitation or sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful.

About Theratechnologies

Theratechnologies (TSX: TH) is a specialty pharmaceutical company addressing unmet medical needs to promote healthy ageing and an improved quality of life among HIV patients. Further information about Theratechnologies is available on the Company’s website at www.theratech.com and on SEDAR at www.sedar.com.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on the management’s belief and assumptions and on information currently available to the company’s management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate” or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the completion of the Offering and the use of proceeds of the Offering.

Forward-looking statements are based upon a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions include but are not limited to timely completion of the Offering, the non-occurrence of material adverse change to the Company and no change in the business plans of the Company. Potential investors should refer to the “Risk Factors” sections of the company’s annual information form dated February 6, 2018 and the short form prospectus to be filed by the company with the securities regulatory authorities in Canada for additional risks and uncertainties about Theratechnologies. The annual information form is available on the Company’s website at www.theratech.com and on SEDAR at www.sedar.com. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent the company’s expectations as of that date. The company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Information:

Denis Boucher

Vice President, Communications and Corporate Affairs

514-336-7800 ext. 236

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